May 5, 2010

Via EDGAR and Overnight Delivery

Mr. Mark Shannon
Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-33841

Dear Mr. Shannon and Ms. Towner,

Vulcan Materials Company (the “Company”) submits this letter in response to your letter dated April 15, 2010, which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing.  This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 36

Pension and other postretirement benefits, page 39

1.
We note your disclosure stating that you expect to make contributions totaling $72.5 million to the funded pension plans during 2010, and that it is anticipated that these contributions, along with existing funding credits, are sufficient to fund projected minimum required contributions until the 2013 plan year.  Please tell us how you considered the target funding levels of the PPA of 2006 in your determination that these contributions will be sufficient.

Response:

We sponsor three qualified defined benefit pension plans.  The current funding policy for each plan is to contribute at least annually an amount equal to or greater than the minimum contribution required by law.  We may, at our discretion, contribute amounts in excess of the minimum required contribution.  As was disclosed in our Form 10-Q for the period ended March 31, 2010, we made contributions totaling $72.5 million to the plans that, when added to the existing funding credits (any Funding Standard Carryover Balances and Prefunding Balances), should be sufficient to fund the projected minimum required contributions and maintain at least an 80% funded status for each year until 2013.

To determine the amount of the 2010 contribution, the PPA funding levels (target liabilities, target normal costs, and value of plan assets) for each of the three plans were projected to 2012 by the Company and the Plans’ Enrolled Actuary.  The minimum required contribution for each plan was determined by adding the plan's target normal cost and shortfall amortization amount, if applicable, for 2010, 2011 and 2012.  This information was used to determine the amount that, when contributed in 2010, would fully satisfy the projected minimum required contribution amounts for all three plans through 2012.

Financial Statements, page 45

Note 1- Summary of Significant Accounting Policies, page 50

Stripping costs, page 54

2.
We note your disclosure stating that pre-production costs are expensed as incurred unless certain criteria are met, and capitalized pre-construction stripping costs are typically amortized over the productive life of the mine.  Please tell us, with a view towards disclosure, the following:

•
Clarify what types of costs you consider to be pre-production stripping costs versus pre-construction stripping costs, and describe to us in detail the criteria you use to determine if your stripping costs are expensed as incurred or capitalized;

•
Explain to us the authoritative accounting literature on which you relied to conclude pre-production stripping costs should be expensed as incurred and pre-construction stripping costs should be capitalized;

•	Tell us how you determine when you have entered into the production stage;
•	Clarify for us how you define the “productive life of the mine” with respect to the method you use to amortize capitalized costs; and
•	Quantify the amount of stripping costs you have either capitalized or expensed in fiscal 2009.

Response:

Types of costs and capitalization criteria:

The activities performed and types of costs incurred during pre-production and pre-construction stripping are the same. These direct and incremental costs can include wages, outside service, equipment rental, supplies, explosives, etc. that relate to activities required to remove overburden and waste materials.  We recognize that including the term “pre-construction” stripping in our filing interchangeably with the term “pre-production” stripping without further clarification may be difficult for readers to understand.  As such, we will refer only to pre-production stripping in future filings.

We capitalize pre-production stripping costs that are incurred in the development of a mine and that are expected to exceed an established dollar threshold.  It is uncommon for pre-production stripping costs to fail to meet our established threshold. All pre-production stripping costs incurred during the fiscal years ended December 31, 2009, 2008 and 2007 were capitalized.  We cease capitalization of pre-production stripping costs when the mine moves into the production stage and saleable materials are extracted from the mine.  Stripping costs incurred during the production stage of the mine are considered production costs and are included in the costs of the inventory produced.

We will change the description of our accounting policy in future filings by modifying our current disclosure as follows:

Stripping costs

In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs.

Stripping costs incurred during the production phase are considered costs of extracted minerals under our inventory costing system, inventoried, and recognized in cost of sales in the same period as the revenue from the sale of the inventory.  The production stage is deemed to have commenced when the activities, including the removal of overburden and waste material that contains incidental saleable material, required to access the saleable product are complete.  Additionally, we capitalize such costs as inventory only to the extent inventory exists at the end of a reporting period.  Stripping costs considered as production costs and included in the costs of inventory produced during 2009, 2008 and 2007 were $40,810,000, $59,946,000 and $73,562,000, respectively.

Conversely, stripping costs incurred during the development stage of a mine (pre-production stripping) are excluded from our inventory cost. Pre-production stripping costs are ~~expensed as incurred unless certain criteria are met. Capitalized pre-construction stripping costs are~~ capitalized and reported within other noncurrent assets in our accompanying Consolidated Balance Sheets. ~~and~~ Capitalized pre-production stripping costs are amortized to cost of goods sold over the productive life of the mine using the units of production method.  Pre-production stripping costs included in other noncurrent assets as of December 31, 2009 and 2008 amounted to $16,381,000 and $12,864,000, respectively.

Authoritative accounting literature relied upon:

We established our current accounting policy for stripping costs upon our adoption of EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, as codified in ASC 930, “Extractive Activities – Mining.”  This standard defines when the production stage of a mine is deemed to have begun and requires stripping costs incurred during the production stage to be included in the cost of inventory.  EITF 04-6 also acknowledges that it is generally accepted in practice that, during the development of a mine (before production begins), stripping costs are capitalized as part of the depreciable cost of the mine.

Determination of the production stage:

In accordance with ASC 930-330-20, the production stage generally is deemed to have commenced when the activities required to access the saleable product, including the removal of overburden and waste material that contains incidental saleable material, are complete.  Notwithstanding the foregoing, the production stage is considered to have begun when the saleable material extracted exceeds a de minimis amount for each respective new mine.

Determination of the productive life of the mine:

We amortize capitalized pre-production stripping costs over the productive life of the mine using the units of production method.  The productive life of the mine is defined as the estimated proven and probable reserves.  Our process to estimate proven and probable reserves is consistent with the guidance in the Securities Act Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, and is disclosed in Item 2 of our Form 10-K for the Fiscal Year Ended December 31, 2009 as follows:

“Proven, or measured, reserves are those reserves for which the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces; the grade and/or quality are computed from the results of detailed sampling; and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable, or indicated, reserves are those reserves for which quantity and grade and/or quality are computed partly from specific measurements and partly from projections based on reasonable, though not drilled, geologic evidence. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“Reported proven and probable reserves include only quantities that are owned in fee or under lease, and for which all appropriate zoning and permitting have been obtained. Leases, zoning, permits, reclamation plans and other government or industry regulations often set limits on the areas, depths and lengths of time allowed for mining, stipulate setbacks and slopes that must be left in place, and designate which areas may be used for surface facilities, berms, and overburden or waste storage, among other requirements and restrictions. Our reserve estimates take into account these factors. Technical and economic factors also affect the estimates of reported reserves regardless of what might otherwise be considered proven or probable based on a geologic analysis. For example, excessive overburden or weathered rock, rock quality issues, excessive mining depths, groundwater issues, overlying wetlands, endangered species habitats, and rights of way or easements may effectively limit the quantity of reserves considered proven and probable. In addition, computations for reserves in-place are adjusted for estimates of unsaleable sizes and materials as well as pit and plant waste.”

Amount of stripping costs expensed and capitalized:

During 2009, we did not immediately expense any pre-production stripping costs.  We capitalized approximately $3.5 million of pre-production stripping costs, an amount we do not consider to be material to our financial statements on a consolidated basis.  We included $40.8 million of production stripping costs in the costs of inventory produced for 2009.

Note 10- Benefit Plans, page 72

3.
We note your disclosure on page 56 stating that amounts representing differences between actual results and expected or estimated results recognized in other comprehensive income are reclassified to earnings in a systematic manner over the average remaining service period of active employees expected to receive benefits under the plan.  Please tell us the average remaining service period of active employees expected to receive benefits under the plan, and provide us with your calculation of the amortization of actuarial loss recognized in fiscal year 2009.

Response:

Please see the following tables for the average remaining service period of active employees expected to receive a benefit under each plan and the calculation of the net actuarial (gain) or loss amortization recognized in fiscal 2009 for the pension and postretirement benefit plans sponsored by the Company.

Vulcan Materials Company
Fiscal 2009 Pension Expense
Determination of Amortization of Net Actuarial (Gain)/Loss
Pension Plans

	Qualified Plans
	Salaried Plan	Construction Materials Hourly Plan	Chemicals Hourly Plan	Nonqualified Plan	Total Plans

Net Actuarial (Gain)/Loss	$110,977,641	$41,794,163	$42,917,780	$19,275,746

Fair Value of Plan Assets	274,633,358	75,786,715	65,638,733	-

Market-Related Value of Plan Assets, (MRVA)	(384,019,824)	(105,972,564)	(91,782,640)	-

Amortizable Net Actuarial (Gain)/Loss	$1,591,175	$11,608,314	$16,773,873	$19,275,746

Projected Benefit Obligation, (PBO)	$402,348,260	$91,724,813	$78,585,172	$61,092,767

Net Actuarial (Gain)/Loss Corridor, 10% of Greater of PBO or MRVA	$40,234,826	$10,597,256	$9,178,264	$6,109,277

Portion of Amortizable Net Actuarial (Gain)/Loss Subject to Amortization	$-	$1,011,058	$7,595,609	$13,166,469

Average Remaining Service Period (in Years) of Active Employees[1] (Expected to Receive a Benefit from the Plan)	10.66	10.17	24.00	10.66

Net Actuarial (Gain)/Loss Amortization	$-	$99,416	$316,484	$1,235,128	$1,651,028

1The figure shown for the Chemicals Plan is the average remaining life expectancy of the inactive participants since almost all (approximately 96%) of the plan's participants are inactive (per ASC 715-30-35-24).

Vulcan Materials Company
Fiscal 2009 Postretirement Benefit Expense
Determination of Amortization of Net Actuarial (Gain)/Loss
Postretirement Life and Medical Plans

	Salaried	Hourly	Florida Rock	Total
	Plan	Plan	Plan	Plans

Net Actuarial (Gain)/Loss	$13,145,700	$(1,445,479)	$(113,348)
Fair Value of Plan Assets	-	-	-
Market-Related Value of Plan Assets, (MRVA)	-	-	-
Amortizable Net Actuarial (Gain)/Loss	$13,145,700	$(1,445,479)	$(113,348)

Accumulated Postretirement Benefit Obligation, (APBO)	$56,149,482	$49,180,504	$304,491

Net Actuarial (Gain)/Loss Corridor, 10% of Greater of APBO or MRVA	$5,614,948	$4,918,050	$30,449

Portion of Amortizable Net Actuarial (Gain)/Loss Subject to Amortization	$7,530,752	$-	$82,899

Average Remaining Service Period (in Years) of Active Employees (Expected to Receive a Benefit from the Plan)	12.32	13.44	6.22

Net Actuarial (Gain)/Loss Amortization	$611,262	$-	$(13,328)	$597,934

Additionally, as requested by the Staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (205) 298-3104.

Sincerely,

/s/ Daniel F. Sansone

Daniel F. Sansone
Senior Vice President and Chief Financial Officer